SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2003

ALCATEL
(Exact name of Registrant as specified in its Charter)

54, rue la Boétie, 75008, Paris, France
(Address of Registrant’s principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [ X ]           Form 40-F  [   ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes  [   ]           No  [ X ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes  [   ]           No  [ X ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [   ]           No  [ X ]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Alcatel

	By:	/s/ JEAN-PASCAL BEAUFRET

Jean-Pascal Beaufret Chief Financial Officer

Date: May 2, 2003

     “Alcatel hereby incorporates by reference this Form 6-K into three certain Registration Statements on Form F-3, namely, Registration Nos. 333-11784, 333-13966, and 333-14004.”

2

Press release

Alcatel completes acquisition of iMagicTV,
a leading supplier in broadband video solutions

Paris, April 30, 2003 - Alcatel (Paris: CGEP.PA and NYSE: ALA), the world leader in broadband access networking, today announced that, after finalizing all customary closing procedures, the acquisition of common shares of iMagicTV pursuant to a statutory plan of arrangement under Canadian law, has been completed. iMagicTV, with headquarters in Canada, was a publicly listed supplier of software products that enable service providers to create, deliver and manage digital television and rich media services over broadband networks.

The final exchange ratio used to exchange iMagicTV shares for Alcatel ADS (American Depositary Shares) shares was 0.158517 which equates to a value of US$1.30 per iMagicTV share. Alcatel acquired 20,826,362 of common shares, representing 84% of the capital. Alcatel now holds 100% of iMagicTV’s capital.

As the world market leader in DSL, Alcatel is committed to solutions that further boost broadband growth across the globe. A significant part of this growth will come from value added services, examples of which are audiovisual entertainment, home security, online gaming, tele-learning and commerce. Through this acquisition, Alcatel is able to immediately extend its leadership in broadband access solutions and leverage a world class, ready-to-deploy solution for triple play (TV, Internet and Telephone) broadband services.

iMagicTV’s product line provides a reliable and proven path for IP-based service providers towards delivering profitable media services. iMagicTV will also provide an unmatched depth of field proven back-end service provisioning capabilities, the stability of which is critical for service providers.

iMagicTV will now operate under the Alcatel name and its Media Manager product will be marketed under the name Alcatel 5950 Media Manager. iMagicTV will benefit from Alcatel’s leading position in ADSL, its strong customer and partner relationships, infrastructure and routes to market. The iMagicTV portfolio will find a worldwide channel alongside Alcatel’s broadband portfolio for IP video solutions.

Through this acquisition, iMagicTV joins Alcatel Canada.

3

About Alcatel

Alcatel provides end-to-end communications solutions, enabling carriers, service providers and enterprises to deliver content to any type of user, anywhere in the world. Leveraging its long-term leadership in telecommunications network equipment as well as its expertise in applications and network services, Alcatel enables its customers to focus on optimizing their service offerings and revenue streams. With sales of EURO 16.5 billion in 2002, Alcatel operates in more than 130 countries.

A report in respect of the acquisition of the iMagicTV common shares will be filed with securities regulators in Canada, and contains additional information. A copy of such report, and further details of the transaction, may be obtained from Alcatel.

Alcatel Press Contacts
Laurent de Segonzac /HQ	Tel : +33 (0)1 40 76 15 04	Laurent.de-segonzac@alcatel.fr

Alcatel Investors Relations
Claire Pedini	Tel : +33 (0)1 40 76 13 93	Claire.pedini@alcatel.com
Laurent Geoffroy	Tel : +33 (0)1 40 76 50 27	Laurent.geoffroy@alcatel.com
Pascal Bantégnie	Tel : +33 (0)1 40 76 52 20	Pascal.bantegnie@alcatel.com
Peter Campbell	Tel : +1 972 519 4347	Peter.campbell@alcatel.com
Charlotte Laurent-Ottomane	Tel : +1 703 668 3571	charlotte.laurent-ottomane@alcatel.com

4